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 FORM 4                                                                                                     OMB Approval
                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION               -------------------------
[ ] Check this box if no longer                    WASHINGTON, D.C. 20549                             OMB Number: 3235-0287
    subject to Section 16. Form                                                                       Expires: September 30, 1998
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                   hours per response....... 0.5

     D R A F T

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1.Name and Address of Reporting Person*| 2. Issuer Name and Ticker or Trading Symbol       |6. Relationship of Reporting Person(s)
                                       |                                                   |      to Issuer (Check all applicable)
Bush          William           R.     |        Pulitzer Inc.                 (PTZ)        |       x   Director        10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)   |  3. IRS or Social       |  4. Statement for       |           Officer (give title below)
                                       |     Security Number     |                         |     -----
                                       |     of Reporting        |      May  1999          |            Other (specify below)
                                       |     Person (Voluntary)  |     Month/Year          |     -----
900 North Tucker Boulevard             |                         |                         |
---------------------------------------|                         |-------------------------|----------------------------------------
               (Street)                |                         |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                       |                         |     Date of Original    |   Applicable Line
                                       |                         |     (Month/Year)        | x  Form filed by One Reporting Person
                                       |                         |                         | -
                                       |                         |                         |    Form filed by More than One
                                       |                         |                         |    Reporting Person
St. Louis         MO           63101   |   ###-##-####           |                         | -
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(City)          (State)          (Zip) |      Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                   | 2. Transaction| 3. Transaction| 4. Securities Acquired(A)| 5. Amount of|6. Owner |7. Nature
   (Instr. 3)                          |    Date       |    Code       |    or Disposed of (D)    | Securities  |   -ship | of
                                       |               |    (Instr. 8) |    (Instr. 3, 4 and 5)   | Beneficially| Form:   | Indirect
                                       |               |               |                          | Owned at End| Direct  | Bene-
                                       |               |---------------|--------------------------| of Month    | (D) or  | ficial
                                       |               |       |       |        | (A)  |          | (Instr. 3   | Indirect| Owner-
                                       |(Month/Day/    |       |       |        |  or  |          |   and 4)    | (I)     | ship
                                       |  Year)        |  Code |  V    | Amount | (D)  |  Price   |             |(Instr.4)|(Instr.4)
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
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*By self as custodian for minor child.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of       |6.  Date Exer-   |7. Title and Amount|8.Price
   Security             |    sion or  |   action |   action   |   Derivative      |    cisable and  |   of Underlying   |  of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac-  |    Expiration   |   Securities      |  Deriv-
                        |    Price of |          |  (Instr. 8)|   quired (A) or   |    Date         |   (Instr. 3 and 4)|  ative
    DRAFT               |    Deriv-   |   (Month/|            |   Disposed of (D) |    (Month/Day/  |                   |  Secur-
                        |    ative    |   Day/   |            |   (Instr. 3, 4,   |    Year)        |                   |  ity
                        |    Security |   Year)  |            |   and 5)          |                 |                   | (Instr. 5)
                        |             |          |            |                   |-------------------------------------|
                        |             |          |            |                   |Date    |Expira- |        | Amount or|
                        |             |          |--------------------------------|Exer-   |tion    |  Title | Number of|
                        |             |          |  Code |V   | (A)    |(D)       |cisable |Date    |        | Shares   |
------------------------|-------------|----------|-------|----|--------|----------|------- |--------|--------|----------|-----------
Stock option            |             |          |A      |    |        |          |05/10/  |05/13/  |Common  | 3000     |  $45.1250
(right to buy)          | $45.1250    |05/13/1999|(01)   |    | 3000   |          |2000(01)|2009    |Stock,  |          |      (01)
                        |             |          |       |    |        |          |        |        |$.01 par|          |
                        |             |          |       |    |        |          |        |        |value   |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
------------------------|-------------|----------|-------|----|--------|----------|--------|--------|--------|----------|-----------
                        |             |          |       |    |        |          |        |        |        |          |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
3000              |  D                     |
------------------|------------------------|------------------------------
                  |                        |
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                  |                        |
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                  |                        |
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                  |                        |
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                  |                        |
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Explanation of Responses:

(01) Table II. Item 4, Item 6 and Item 8,
     An option to purchase 3,000 shares of Common Stock was granted to Mr. Bush, as a non-employee director, on May 13, 1999, the day following the Company's annual meeting of stockholders. The option becomes exercisable in full at the annual meeting of the Company's stockholders next following the date as of which the option is granted. At this time, the next annual meeting of the Company's stockholders has not been scheduled, but is expected to occur in May of 2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Willam R. Bush             06-03-99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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